TECHSITE STRATEGIES CORP.

c/o 201 – 1168 Hamilton Street

Vancouver, B.C.

V6B 2S2

(the “Company”)

News Release 2003 – 04

April 1, 2003

TSS-V

The Company wishes to announce that is has executed a binding letter of agreement with Frontier Resources Ltd. (“Frontier”), a private, Tanzania resident company, pursuant to which it has been granted the right to acquire a 70% per cent interest in certain mineral claims located in the Shinyanga Mining District of Tanzania, which claims cover approximately 500 square kilometers (the “Properties”).  In order to exercise its right, the Company must deliver a bankable feasibility study in respect of the Properties within 7 years of the effective date of a formal agreement between the parties (the “Formal Agreement”). The Company can increase its interest in the Properties to 80% by arranging 100% of the capital cost financing set out in the feasibility study.

The Formal Agreement will be prepared and executed by the parties upon expiry of a 30 day due diligence period during which the Company will complete its review of the Properties and their underlying agreements.

It is the intention of the Company and Frontier to jointly pursue and acquire additional mineral claims/tenements in Tanzania and, to that end, the parties will execute a Joint Venture Agreement. As with the Properties described above, it is proposed that the Company will earn a 70% interest by providing funding and exploration expertise, while Frontier will maintain the acquired claims in good standing and provide logistical support.

The Company wishes to announce further that it has received the final approval of the TSX Venture Exchange (the “Exchange”), to the private placement of 383,333 units in its capital (the “Units”), at $0.15 per Unit, which private placement was initially disclosed to the public by way of news release dated January 24, 2003.  Each Unit consists of 1 common share of the Company and 1 non-transferable share purchase warrant (the “Warrant” or “Warrants”), entitling the holder to purchase 1 additional share of the Company, for a 1 year period, at $0.30 per share. The Exchange also approved a finder’s fee, payable to an arm’s length party, equal to 26,000 Units.

The hold period(s) applicable to both the shares of the Company issued as part of the Units and any shares issuable upon exercise of the Warrants expires on March 20, 2004

The Company wishes to announce further that is has received preliminary Exchange approval to the private placement of up to 10,666,666 Units in its capital, at $0.15 per Unit, which offering was announced on February 18, 2003.  The Company will now seek final approval to this private placement.

The Company wishes to announce finally that Bill Dynes has resigned as the Company’s President and has been replaced by Feisal Somji, a director of the Company.  Mr. Dynes will remain a director of the Company.

ON BEHALF OF THE BOARD OF

TECHSITE STRATEGIES CORP.

__________________________

Andrew Walker

Director

For further information please contact the Company at (604) 681 - 7017, or by fax at (604) 728 - 0972.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

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